FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 21, 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 21, 2014 – 3rd Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2014
A conference call discussing these results will be audiocast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 21 October 2014 —ARM Holdings plc announces its unaudited financial results for the third quarter and nine months ended 30 September 2014.

Q3 2014 – Financial Summary	Normalised*			IFRS
	Q3 2014	Q3 2013	% Change	Q3 2014	Q3 2013
Revenue ($m)	320.2	286.7	12%	320.2	286.7
Revenue (£m)	195.5	184.0	6%	195.5	184.0
Operating expenses (£m)	86.8	85.6	1%	107.0	108.2
Operating margin	50.4%	48.6%		39.8%	36.0%
Profit before tax (£m)	101.2	92.6	9%	79.2	68.3
Earnings per share (pence)	5.92	5.11	16%	4.57	3.44
Net cash generation (£m)**	91.1	111.6
Effective revenue fx rate ($/£)	1.64	1.56

YTD 2014 – Financial Summary	Normalised*			IFRS
	YTD 2014	YTD 2013	% Change	YTD 2014	YTD 2013
Revenue ($m)	935.0	814.9	15%	935.0	814.9
Revenue (£m)	569.3	525.5	8%	569.3	525.5
Operating expenses (£m)	258.8	238.4	9%	322.1	351.6
Operating margin	49.9%	49.2%		38.5%	27.4%
Profit before tax (£m)	292.5	268.6	9%	225.1	150.4
Earnings per share (pence)	16.93	15.30	11%	12.86	7.87
Net cash generation (£m)**	217.9	266.6
Effective revenue fx rate ($/£)	1.64	1.55

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, Linaro-related charges, share of results of joint venture, intangible amortisation, impairment of available for sale financial assets, and exceptional IP indemnity and similar costs. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 6.8 to 6.11.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits and similar instruments, adding back dividend payments and share buy-backs, investment and acquisition consideration, other acquisition-related payments, restructuring payments, share-based payroll taxes, investment in joint venture, payments to Linaro, cash outflow from exceptional IP indemnity and similar charges and deducting inflows from share option exercises – see notes 6.3 to 6.7.

Q3 Financial Highlights
•	Group revenues in US$ up 12% year-on-year (£ revenues up 6% year-on-year)
•	Processor licensing revenue in US$ up 13% year-on-year
•	Processor royalty revenue in US$ up 11% year-on-year
•	Normalised PBT and EPS up 9% and 16% year-on-year respectively (IFRS PBT and EPS up 16% and 33% respectively)
•	Net cash generation of £91.1m

Progress on key growth drivers in Q3
•	Growth in adoption of ARM® technology
o	43 processor licences signed across our target markets of mobile computing, enterprise infrastructure, and embedded intelligent devices
•
Advanced technology enables a higher royalty percentage per chip in mobile devices, consumer electronics and enterprise infrastructure markets.  In Q3, ARM maintained its licensing momentum for future royalty growth:

o	7 ARMv8-A processor licences signed, including three more licences for next generation designs
o	4 Mali™ multimedia processor licences signed, including another display processor license
o	5 POP IP licences signed including 4 for Cortex-A53 processors
•	Growth in shipments of chips based on ARM processor technology
o	3 billion ARM-based chips shipped, up 19% year-on-year
o	Strong growth in shipments of microcontrollers and enterprise infrastructure chips

Outlook
ARM enters the final quarter of 2014 with a robust opportunity pipeline that points to both strong licence revenues in Q4 and a sequential increase in order backlog. With market data underpinning the short-term outlook for royalty revenues, we expect group dollar revenues for the fourth quarter to be in-line with market expectations of about $350 million.

Simon Segars, Chief Executive Officer, said:
“Q3 has seen accelerating royalty revenue growth and strong demand for our processors and physical IP.  We have seen encouraging license momentum and design activity throughout our customer base, with more Partners choosing to deploy ARMv8-A architecture in multiple end markets.

We launched important new products in the quarter. Our Cortex-M7 processor will deliver unprecedented performance for microcontroller chips, and our mbed IoT Device Platform offers developers foundational software that can realize the potential of the Internet of Things.  Our Partners also demonstrated the capabilities of ARM’s innovative technology. For example, PayPal showed how ARM-based servers from HP can deliver class-leading performance and efficiency, and HiSilicon produced the first ARM-based networking processor on TSMC’s advanced FinFET manufacturing process.

These milestones are further evidence of the broadening adoption of ARM technology and are encouraging for future royalty revenue growth.”

Q3 2014 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q3 2014	Q3 2013	% Change	Q3 2014	Q3 2013	% Change
Technology Licensing
Processors	120.1	106.2	13%	74.6	68.0	10%
Physical IP	22.4	16.9	33%	13.8	10.6	30%
Total Technology Licensing	142.5	123.1	16%	88.4	78.6	12%
Technology Royalty
Processors	135.5	122.0	11%	81.6	78.7	4%
Physical IP	14.7	15.1	-3%	8.8	9.7	-10%
Total Technology Royalty	150.2	137.1	9%	90.4	88.4	2%
Software and Tools	13.4	12.1	11%	8.1	7.8	5%
Services	14.1	14.4	-2%	8.6	9.2	-6%
Total Revenue	320.2	286.7	12%	195.5	184.0	6%

YTD 2014 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	YTD 2014	YTD 2013	% Change	YTD 2014	YTD 2013	% Change
Technology Licensing
Processors	357.5	275.4	30%	221.1	176.7	25%
Physical IP	61.0	45.2	35%	37.8	28.7	31%
Total Technology Licensing	418.5	320.6	31%	258.9	205.4	26%
Technology Royalty
Processors†	384.8	364.7	6%	230.4	236.7	-3%
Physical IP	45.4	47.7	-5%	27.1	30.9	-12%
Total Technology Royalty	430.2	412.4	4%	257.5	267.6	-4%
Software and Tools	42.7	42.1	1%	25.8	27.1	-5%
Services	43.6	39.8	9%	27.1	25.4	7%
Total Revenue	935.0	814.9	15%	569.3	525.5	8%

***
Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

†	Includes a deduction, recognised in Q1 2014, of $5 million for prior years’ royalties over-reported to ARM by a customer.

Contacts:
Sarah West/Ben Fry	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q3 2014 were $320.2 million, up 12% versus Q3 2013. Q3 sterling revenues of £195.5 million were up 6% year-on-year.

Year-to-date dollar revenues amounted to $935.0 million, up 15% on 2013.

Licence revenues
Total dollar licence revenues in Q3 2014 increased by 16% year-on-year to $142.5 million, representing 45% of Group revenues. Licence revenues comprised $120.1 million from processor licences and $22.4 million from physical IP licences.

Group order backlog at the end of Q3 2014 was down slightly sequentially. It is expected that the licensing opportunity pipeline will give rise to an increased level of backlog by the end of the year.

Royalty revenues
Total dollar royalty revenues in Q3 2014 were up 9% on Q3 2013 at $150.2 million, representing 47% of Group revenues. Royalty revenues comprised $135.5 million from processors and $14.7 million from physical IP. Processor royalty revenues increased 11% year-on-year. Relevant industry revenues were up 10% over the corresponding shipment period (i.e. Q2 2014 compared to Q2 2013).

ARM’s royalty revenues in Q3 2014 reflect the improving industry trends following the inventory management in consumer electronics. ARM expects its royalty revenue growth to continue to accelerate in Q4 2014.

Other revenues
Sales of software and tools in Q3 2014 were $13.4 million, an increase of 11% year-on-year. Service revenues were $14.1 million in Q3 2014, down 2% year-on-year. Together revenues from software and tools and services represented 8% of Group revenues.

Gross margins
Normalised gross margins in Q3 2014 were 94.8% compared to 95.8% in Q2 2014 and 95.1% in Q3 2013.

Operating expenses and operating margin
Normalised income statements for Q3 2014 and YTD 2014 and Q3 2013 and YTD 2013 are included in notes 6.8 to 6.11 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses were £86.8 million in Q3 2014 compared to £87.7 million in Q2 2014 and £85.6 million in Q3 2013. Normalised operating expenses in Q3 2014 included a credit of approximately £5 million relating to the revaluation of monetary items due to changes in foreign exchange rates and the impact of a stronger dollar on the accounting for derivative instruments, offset by approximately £3 million of other charges that are not expected to occur regularly. Normalised operating expenses in Q4 2014 (assuming effective exchange rates similar to current levels) are expected to be in the range of £92-94 million as we continue to invest in our research and development teams and in our business infrastructure.

Normalised operating margin was 50.4% in Q3 2014, compared to 48.9% in Q2 2014 and 48.6% in Q3 2013.

Normalised research and development expenses were £41.2 million in Q3 2014, representing 21% of revenues, compared to £41.0 million in Q2 2014 and £35.7 million in Q3 2013. Normalised sales and marketing expenses were £19.8 million in Q3 2014, being 10% of revenues, compared to £18.5 million in Q2 2014 and £19.3 million in Q3 2013. Normalised general and administrative expenses were £25.8 million in Q3 2014, representing 13% of revenues, compared to £28.2 million in Q2 2014 and £30.6 million in Q3 2013.

Total IFRS operating expenses in Q3 2014 were £107.0 million (Q3 2013: £108.2 million) including share-based payment costs and related payroll taxes of £17.4 million (Q3 2013: £18.8 million), and amortisation of intangible assets, other acquisition-related charges, restructuring charges and impairment of investments of £2.8 million (Q3 2013: £3.8 million).

Total share-based payment costs and related payroll tax charges of £17.9 million in Q3 2014 were included within cost of revenues (£0.5 million), research and development (£11.9 million), sales and marketing (£2.9 million) and general and administrative (£2.6 million).

Earnings and taxation
Normalised profit before tax in Q3 2014 was £101.2 million compared to £92.6 million in Q3 2013. After including acquisition-related and share-based payment costs, intangible amortisation, impairments, restructuring charges and share of results of joint ventures, IFRS profit before tax was £79.2 million in Q3 2014 compared to £68.3 million in Q3 2013.

The Group's effective normalised tax rate was 17.0% in Q3 2014 (IFRS: 18.1%). ARM’s full-year normalised effective tax rate in 2014 is expected to be slightly below 18%.

In Q3 2014, normalised fully diluted earnings per share were 5.92 pence (28.80 cents per ADS1) compared to 5.11 pence (24.84 cents per ADS) in Q3 2013. IFRS fully diluted earnings per share in Q3 2014 were 4.57 pence (22.24 cents per ADS) compared to earnings per share of 3.44 pence (16.72 cents per ADS) in Q3 2013.

Balance sheet
Intangible assets at 30 September 2014 were £625.6 million, comprising goodwill of £546.6 million and other intangible assets of £79.0 million, compared to £525.9 million and £82.9 million respectively at 31 December 2013.

Total accounts receivable were £131.1 million at 30 September 2014, compared to £136.2 million at 31 December 2013.

Cash flow
Normalised cash generation in Q3 2014 was £91.1 million. Net cash at 30 September 2014 was £797.0 million, compared to £706.3 million at 31 December 2013.

Technology Licensing

Processor licensing
43 processor licences were signed in Q3 2014, taking the total  signed in the year to 110, reflecting the ongoing demand for ARM’s latest technology.

Eleven of the licences signed were for ARM’s Cortex-A series processors, mainly for use in enterprise infrastructure, automotive infotainment and consumer electronics devices. Seven of the licences were for processors based on the ARMv8-A architecture, including three more licences for ARM’s next generation Cortex-A processors. To date, ARM has signed 57 ARMv8-A processor and architecture licences which typically command a higher royalty compared to previous generations of ARM technology.

Twenty-two of the licences signed in Q3 were for Cortex-M class processors for use in technologies required for Wearable devices and the Internet of Things, microcontrollers, smart sensors and low-power wireless communication chips.

ARM signed four licences for its Mali multimedia processors, for use in smartphones and mobile computing. Two of these licences were for next generation Mali graphics processors, and one was an additional licence for our display technology.

In addition, ARM signed two subscription licences in the quarter with a major technology company, one for a wide range of ARM processors, and the other for the family of Mali graphics processors. Although an existing ARM customer they were not previously a subscription licensee, demonstrating an increasing commitment to deploying ARM technology in their products.

Q3 2014 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total†
Classic ARM*	1		1	532
Cortex-A	8	3	11	189
Cortex-R	2	1	3	48
Cortex-M	11	11	22	261
Mali	4		4	98
Architecture				16
Subscription **	2		2	17
Total	28	15	43	1,161
*     Includes ARM7, ARM9, ARM10 and ARM11
**           Includes CPU and Mali subscriptions
†     Adjusted for licences that are no longer expected to generate royalties

Physical IP licensing
ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licences are royalty bearing licences that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform licence for each process node. ARM has signed more than one hundred platform licences with leading foundries, from 250nm to 14nm.

During the quarter we signed a platform licence with a leading foundry at 40nm. ARM now has physical IP agreements with nine foundries at the 40/45nm node, which is a very popular node for mainstream mobile and low-cost consumer electronics.

In Q3 ARM saw strong demand for physical IP optimised for use with processors (POP IP). POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology. For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP. This quarter ARM signed five further POP licences, four of which were for Cortex-A53 processors on TSMC 28nm HPM and HPC process variants.

Technology Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM processor-based product developments in recent months. These included:
•
HiSilicon manufacturing the first multi-core ARMv8-A-based chip using TSMC’s 16nm FinFET process. The chip contains 32 ARM Cortex-A57 processors, running at up to 2.6GHz, and will be deployed in next-generation wireless communications and routers

•	HP announcing two new ARM-based servers as part of the HP ProLiant Moonshot portfolio, including the first enterprise-class 64-bit ARM-based server, based on the Applied Micro X-Gene chip
•
Samsung announcing the ARMv8-A-based Exynos 7 Octa processor with ARM Cortex-A57 and Cortex-A53 in big.LITTLE™ configuration, alongside an ARM Mali-T760 GPU. According to Samsung, the Exynos 7 delivers a 57% gain in CPU performance over the previous generation, and a 74% increase in graphics capability

•	Commercially availability of server software on ARMv8-A based servers from Canonical (Ubuntu, Juju and Metal-as-a-Service) and IBM (Informix)
•	PayPal demonstrating their first deployment of ARM-based servers with an HP Moonshot server using Texas Instruments Keystone II chip
•	Applied Micro announcing the ARMv8-A-based Helix family for enterprise networking
•	AllWinner introducing its first ARMv8-A chip for mobile computing devices.
•	ST announcing that they are already sampling their STM32 F7 series of chips based on ARM’s recently introduced Cortex-M7 processor for automotive, connected home and industrial applications.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties
Q3 royalty revenue was generated from the shipment of about 3 billion ARM processor-based chips, up 19% year-on-year. ARM saw particularly strong growth in microcontrollers and enterprise networking. In Q3 there were more than 1.1 billion ARM-based microcontrollers and smartcards reported as shipped.

In Q3 2014 ARM’s average royalty revenue per chip was 4.5 cents, down from 4.9 cents one year ago. This is mainly due to low-cost ARM-based microcontrollers and smartcards growing faster than high-value chips into smartphones and tablets. In Q3 shipments of Cortex-A series processors were up about 20% year-on-year, whilst the growth of ARM based microcontrollers was more than double this rate.

More companies reported in the third quarter that they had shipped ARMv8-based chips, albeit mostly in very low volumes, and together they represented less than 1% of ARM’s total unit shipments.

Q3 2014 Processor Unit Shipment Analysis

Processor Series	Unit Shipments	Market	Unit Shipments
ARM7	26%	Mobile	40%
ARM9	14%	Enterprise	17%
ARM11	3%	Home	5%
Cortex-A	18%	Embedded	38%
Cortex-R	4%
Cortex-M	34%

Physical IP royalties
Royalties are recognised one quarter in arrears with royalties in Q3 2014 generated from semiconductor wafer shipments in Q2 2014. ARM’s physical IP dollar royalty revenue in Q2 2014 was down 3% year-on-year and up 2% sequentially. As with processor royalties, a large proportion of Physical IP royalties is derived from chips going into consumer and mobile electronics which has been cyclically weak, and is now recovering.

People
At 30 September 2014, ARM had 3,244 full-time employees, a net increase of 411 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q3 the Group had 1,377 employees based in the UK, 746 in the US, 407 in Continental Europe, 465 in India and 249 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and uncertainties faced by the Group in 2014 are included within the “Risks and risk management” section of the 2013 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2013 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov. There have been no changes to these risks that would materially impact the group in the foreseeable future. These risks include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a licence or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM's technology is used in a wide range of electronic products, any bug or fault in our technology could lead to significant damage to our brand and reputation; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

ARM Holdings plc
Consolidated balance sheet - IFRS

•	30 September	31 December
	2014	2013
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	71.3	43.8
Short-term deposits	581.3	544.1
Fair value of currency exchange contracts	−	5.1
Accounts receivable	131.1	136.2
Available-for-sale financial assets	−	1.2
Prepaid expenses and other assets	40.5	39.8
Current tax assets	10.4	6.9
Inventories: finished goods	2.5	3.0
Total current assets	837.1	780.1

Non-current assets:
Long-term deposits and similar instruments	148.8	125.6
Loans and receivables	3.0	3.0
Available-for-sale financial assets	17.1	13.9
Investment in joint venture	3.9	6.5
Prepaid expenses and other assets	0.8	1.6
Property, plant and equipment	43.8	33.6
Goodwill	546.6	525.9
Other intangible assets	79.0	82.9
Deferred tax assets	50.4	65.3
Total non-current assets	893.4	858.3

Total assets	1,730.5	1,638.4

Liabilities
Current liabilities:
Accounts payable	7.6	7.0
Embedded derivatives	1.1	7.0
Fair value of currency exchange contracts	2.2	−
Accrued and other liabilities (see note 4)	70.9	88.1
Finance lease liabilities	4.6	2.7
Current tax liabilities	16.7	18.8
Deferred revenue	120.7	156.7
Total current liabilities	223.8	280.3

Non-current liabilities:
Accrued and other liabilities	−	2.6
Finance lease liabilities	2.6	1.5
Deferred tax liabilities	0.2	0.1
Deferred revenue	47.2	42.5
Total non-current liabilities	50.0	46.7
Total liabilities	273.8	327.0

Net assets	1,456.7	1,311.4

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	21.7	18.1
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	951.3	820.6
Cumulative translation adjustment	67.3	56.3
Total equity	1,456.7	1,311.4

ARM Holdings plc
Consolidated income statement – IFRS

•
	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2014	30 September 2013	30 September 2014	30 September 2013
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	195.5	184.0	569.3	525.5

Cost of revenues	(10.6)	(9.5)	(27.8)	(30.0)

Gross profit	184.9	174.5	541.5	495.5

Research and development	(55.4)	(49.9)	(162.1)	(149.1)
Sales and marketing	(22.7)	(22.5)	(65.6)	(64.7)
General and administrative	(28.9)	(35.8)	(94.4)	(96.0)
Total operating expenses before exceptional items	(107.0)	(108.2)	(322.1)	(309.8)

Exceptional item
IP indemnity and similar charges	−	−	−	(41.8)

Total operating expenses after exceptional items	(107.0)	(108.2)	(322.1)	(351.6)

Profit from operations	77.9	66.3	219.4	143.9

Investment income, net	2.6	3.2	8.3	10.0
Share of results of joint venture	(1.3)	(1.2)	(2.6)	(3.5)

Profit before tax	79.2	68.3	225.1	150.4
Tax	(14.4)	(19.8)	(42.6)	(39.4)

Profit for the period	64.8	48.5	182.5	111.0

Earnings per share
Basic and diluted earnings	64.8	48.5	182.5	111.0

Number of shares (millions)
Basic weighted average number of shares	1,406.4	1,398.5	1,406.7	1,395.2
Effect of dilutive securities: Share options and awards	11.3	12.9	13.1	14.6
Diluted weighted average number of shares	1,417.7	1,411.4	1,419.8	1,409.8

Basic EPS (pence)	4.6	3.5	13.0	8.0
Diluted EPS (pence)	4.6	3.4	12.9	7.9

Diluted earnings per ADS (cents)	22.2	16.7	62.5	38.3

All activities relate to continuing operations.
All of the profit for the period is attributable to the owners of the parent.

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2014	30 September 2013	30 September 2014	30 September 2013
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	64.8	48.5	182.5	111.0
Other comprehensive income/(loss):
Currency translation adjustment*	30.0	(43.0)	11.0	(1.6)
Other comprehensive income/(loss) for the period	30.0	(43.0)	11.0	(1.6)
Total comprehensive income for the period	94.8	5.5	193.5	109.4

*These items may be reclassified to profit or loss if certain conditions are met.

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share		Cumulative
	Share	premium	Capital	option	Retained	translation
	capital	account	reserve *	reserve**	earnings	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m

At 1 January 2013 (audited)	0.7	12.2	354.3	61.4	703.3	74.2	1,206.1
Profit for the period	−	−	−	−	111.0	−	111.0
Other comprehensive losses:
Currency translation adjustment	−	−	−	−	−	(1.6)	(1.6)
Total comprehensive income/(loss) for the nine month period	−	−	−	−	111.0	(1.6)	109.4
Shares issued on exercise of share options and awards	−	3.7	−	−	−	−	3.7
Dividends	−	−	−	−	(39.5)	−	(39.5)
Credit in respect of employee share schemes	−	−	−	−	42.8	−	42.8
Movement on tax arising on share options and awards	−	−	−	−	9.3	−	9.3
	−	3.7	−	−	12.6	−	16.3
At 30 September 2013 (unaudited)	0.7	15.9	354.3	61.4	826.9	72.6	1,331.8

At 1 January 2014 (audited)	0.7	18.1	354.3	61.4	820.6	56.3	1,311.4
Profit for the period	−	−	−	−	182.5	−	182.5
Other comprehensive income:
Currency translation adjustment	−	−	−	−	−	11.0	11.0
Total comprehensive income for nine month period	−	−	−	−	182.5	11.0	193.5
Shares issued on exercise of share options and awards	−	3.6	−	−	−	−	3.6
Dividends	−	−	−	−	(50.7)	−	(50.7)
Purchase of own shares	−	−	−	−	(46.4)	−	(46.4)
Credit in respect of employee share schemes	−	−	−	−	47.6	−	47.6
Movement on tax arising on share options and awards	−	−	−	−	(2.3)	−	(2.3)
	−	3.6	−	−	(51.8)	−	(48.2)
At 30 September 2014 (unaudited)	0.7	21.7	354.3	61.4	951.3	67.3	1,456.7

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985.  The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2013) comprises the consolidated balance sheets at 30 September 2014 and 31 December 2013, consolidated income statements and consolidated statements of comprehensive income for the three months and nine months ended 30 September 2014 and 2013, and consolidated statements of changes in shareholders’ equity for the nine months ended 30 September 2014 and 2013, together with related notes.  This financial information has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2013.

(2) Share-based payment costs
Included within the consolidated income statement for the quarter ended 30 September 2014 are share-based payment costs (including related payroll taxes and excluding those classified as restructuring costs in note 3 below) of £17.9 million (2013: £19.3 million), allocated £0.5 million (2013: £0.5 million) in cost of revenues, £11.9 million (2013: £11.8 million) in research and development expenses, £2.9 million (2013: £3.0 million) in sales and marketing expenses and £2.6 million (2013: £4.0 million) in general and administrative expenses.

Included within the consolidated income statement for the nine months ended 30 September 2014 are total share-based payment costs (including related payroll taxes and excluding those classified as restructuring costs in note 3 below) of £47.9 million (2013: £54.0 million), allocated £1.5 million (2013: £1.5 million) in cost of revenues, £31.5 million (2013: £32.7 million) in research and development expenses, £8.0 million (2013: £8.9 million) in sales and marketing expenses and £6.9 million (2013: £10.9 million) in general and administrative expenses.

(3) Restructuring costs
Included within the consolidated income statement for the nine months ended 30 September 2014 is a restructuring charge of £8.7 million, following a review of the skills and capabilities of groups across the business during which approximately 130 people left the Group.  The restructuring charge includes total accelerated share-based payment costs (including related payroll taxes) of £3.4 million, which have been excluded from note 2 above.

(4) Accrued and other liabilities
Included within accrued and other liabilities at 30 September 2014 are £10.2 million (31 December 2013: £15.1 million) relating to the provision for payroll taxes on share awards, and £12.3 million (31 December 2013: £26.5 million) relating to employee bonus and sales commission provisions.

(5) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party. Consistent with such practice, the Group typically provides such indemnification to its licensees. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group.

As disclosed in the 2013 financial statements, the Group re-negotiated the terms upon which the Group would indemnify a specific licensee. During the second quarter of 2013 terms were executed and the Group incurred indemnification costs amounting to $18.0 million which were recognised in the 2013 financial statements. Further in relation to legal proceedings regarding the same patent portfolio, on 3 July 2013, for consideration of $45.4 million, ARM entered into a licence agreement with a third party covering patents being asserted against ARM technology in litigation between the patentee and a number of licensees of ARM technology. The licence was entered into in full and final settlement of any indemnity claims with respect to the asserted patents and will prevent any future assertion of the patents against ARM technology.  Total indemnification, settlement and licence costs of $63.4 million (£41.8 million) were expensed, as an exceptional item, in 2013. It was considered probable, as at 30 June 2013, that ARM would enter into this licence agreement in settlement of indemnity claims and therefore these costs were expensed in Q2 2013. No amounts have been recognised in the period ended 30 September 2014 in respect of this matter, as full and final settlement was reached in the year ended 31 December 2013.

(6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation and acquisition-related charges, share-based payment costs, share of results of joint venture, restructuring charges, impairment of available-for-sale financial assets, exceptional IP indemnity and similar charges, and Linaro-related charges.  Full reconciliations of Q3 2014, Q3 2013, 9M 2014 and 9M 2013 are shown in notes 6.8 to 6.11.  All figures in £millions unless otherwise stated.

Summary normalised figures	Q3 2014	Q3 2013	Q2 2014	9M 2014	9M 2013

Revenues	195.5	184.0	187.1	569.3	525.5
Revenues ($m)	320.2	286.7	309.6	935.0	814.9
ARM’s effective exchange rate ($/£)	1.64	1.56	1.65	1.64	1.55

Gross margin	94.8%	95.1%	95.8%	95.4%	94.6%
Operating expenses	86.8	85.6	87.7	258.8	238.4
Profit from operations	98.6	89.4	91.5	284.2	258.6
Operating margin	50.4%	48.6%	48.9%	49.9%	49.2%

Profit before tax	101.2	92.6	94.2	292.5	268.6
Earnings per share (diluted)	5.92p	5.11p	5.43p	16.93p	15.30p

Cash (net of accrued interest)	797.0	670.5	746.4	797.0	670.5
Normalised cash generation	91.1	111.6	86.7	217.9	266.6

	(6.1)	(6.2)
	30 September 2014	31 December 2013

Cash and cash equivalents	71.3	43.8
Short-term deposits	581.3	544.1
Long-term deposits and similar instruments	148.8	125.6
Less: Interest accrued	(4.4)	(7.2)

Total net cash	797.0	706.3

	(6.3)	(6.4)	(6.5)	(6.6)	(6.7)
	Q3 2014	Q3 2013	Q2 2014	9M 2014	9M 2013

Normalised cash at end of period (as above)	797.0	670.5	746.4	797.0	670.5
Less: Normalised cash at beginning of period	(746.4)	(613.1)	(735.6)	(706.3)	(520.2)
Add back: Cash (inflow)/outflow from investments and acquisitions (net of cash acquired and advance for loans)	1.2	8.4	10.6	13.6	12.3
Add back: Cash outflow from investment in joint venture	−	−	−	−	3.7
Add back: Cash outflow from acquisition-related charges	2.8	2.8	0.9	4.2	4.1
Add back: Cash outflow from restructuring charges	2.2	−	2.7	5.0	−
Add back: Cash outflow from payment of dividends	−	−	50.7	50.7	39.5
Add back: Cash outflow from purchase of own shares	34.3	−	12.1	46.4	−
Add back: Cash outflow from share-based payroll taxes	0.4	1.2	0.3	8.2	16.0
Add back: Cash outflow from payments related to Linaro	0.9	0.9	0.9	2.7	2.6
Add back: Cash outflow from exceptional IP indemnity and similar charges	−	41.8	−	−	41.8
Less: Cash inflow from exercise of share options and awards	(1.3)	(0.9)	(2.3)	(3.6)	(3.7)
Normalised cash generation	91.1	111.6	86.7	217.9	266.6

(6.8) Normalised income statement for Q3 2014

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Restruc-turing charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	195.5	−	195.5	−	−	−	195.5

Cost of revenues	(10.1)	(0.5)	(10.6)	−	−	−	(10.6)

Gross profit	185.4	(0.5)	184.9	−	−	−	184.9

Research and development	(41.2)	(11.9)	(53.1)	(2.3)	−	−	(55.4)
Sales and marketing	(19.8)	(2.9)	(22.7)	−	−	−	(22.7)
General and administrative	(25.8)	(2.6)	(28.4)	(0.2)	(0.3)	−	(28.9)
Total operating expenses	(86.8)	(17.4)	(104.2)	(2.5)	(0.3)	−	(107.0)

Profit from operations	98.6	(17.9)	80.7	(2.5)	(0.3)	−	77.9

Investment income, net	2.6	−	2.6	−	−	−	2.6
Share of results of joint venture	−	−	−	−	−	(1.3)	(1.3)

Profit before tax	101.2	(17.9)	83.3	(2.5)	(0.3)	(1.3)	79.2
Tax	(17.2)	2.1	(15.1)	0.6	0.1	−	(14.4)

Profit for the period	84.0	(15.8)	68.2	(1.9)	(0.2)	(1.3)	64.8

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,417.7		1,417.7				1,417.7
Earnings per share – pence	5.92		4.81				4.57

ADSs outstanding (millions)	472.6		472.6				472.6
Earnings per ADS – cents	28.80		23.37				22.24

(6.9) Normalised income statement for Q3 2013

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition-related charges	Impairment of available- for-sale financial assets	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	184.0	−	184.0	−	−	−	184.0

Cost of revenues	(9.0)	(0.5)	(9.5)	−	−	−	(9.5)

Gross profit	175.0	(0.5)	174.5	−	−	−	174.5

Research and development	(35.7)	(11.8)	(47.5)	(2.4)	−	−	(49.9)
Sales and marketing	(19.3)	(3.0)	(22.3)	(0.2)	−	−	(22.5)
General and administrative	(30.6)	(4.0)	(34.6)	(0.8)	(0.4)	−	(35.8)
Total operating expenses	(85.6)	(18.8)	(104.4)	(3.4)	(0.4)	−	(108.2)

Profit from operations	89.4	(19.3)	70.1	(3.4)	(0.4)	−	66.3

Investment income, net	3.2	−	3.2	−	−	−	3.2
Share of results of joint venture	−	−	−	−	−	(1.2)	(1.2)

Profit before tax	92.6	(19.3)	73.3	(3.4)	(0.4)	(1.2)	68.3
Tax	(20.4)	(0.3)	(20.7)	0.9	−	−	(19.8)

Profit for the period	72.2	(19.6)	52.6	(2.5)	(0.4)	(1.2)	48.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,411.4		1,411.4				1,411.4
Earnings per share – pence	5.11		3.73				3.44

ADSs outstanding (millions)	470.5		470.5				470.5
Earnings per ADS – cents	24.84		18.11				16.72

(6.10) Normalised income statement for 9M 2014

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisation and acquisition related charges	Restruc-turing charges	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	569.3	−	569.3	−	−	−	569.3

Cost of revenues	(26.3)	(1.5)	(27.8)	−	−	−	(27.8)

Gross profit	543.0	(1.5)	541.5	−	−	−	541.5

Research and development	(123.3)	(31.5)	(154.8)	(7.3)	−	−	(162.1)
Sales and marketing	(57.4)	(8.0)	(65.4)	(0.2)	−	−	(65.6)
General and administrative	(78.1)	(6.9)	(85.0)	(0.7)	(8.7)	−	(94.4)
Total operating expenses	(258.8)	(46.4)	(305.2)	(8.2)	(8.7)	−	(322.1)

Profit from operations	284.2	(47.9)	236.3	(8.2)	(8.7)	−	219.4

Investment income, net	8.3	−	8.3	−	−	−	8.3
Share of results of joint venture	−	−	−	−	−	(2.6)	(2.6)

Profit before tax	292.5	(47.9)	244.6	(8.2)	(8.7)	(2.6)	225.1
Tax	(52.2)	5.3	(46.9)	2.2	2.1	−	(42.6)

Profit for the period	240.3	(42.6)	197.7	(6.0)	(6.6)	(2.6)	182.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,419.8		1,419.8				1,419.8
Earnings per share – pence	16.93		13.93				12.86

ADSs outstanding (millions)	473.2		473.2				473.2
Earnings per ADS – cents	82.32		67.74				62.53

(6.11) Normalised income statement for 9M 2013

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion and acquisition related charges	Impair-ment of available- for-sale financial assets	Exceptional IP indemnity and similar charges	Linaro related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	525.5	−	525.5	−	−	−	−	525.5

Cost of revenues	(28.5)	(1.5)	(30.0)	−	−	−	−	(30.0)

Gross profit	497.0	(1.5)	495.5	−	−	−	−	495.5

Research and development	(109.4)	(32.7)	(142.1)	(7.0)	−	−	−	(149.1)
Sales and marketing	(55.4)	(8.9)	(64.3)	(0.4)	−	−	−	(64.7)
General and administrative	(73.6)	(10.9)	(84.5)	(1.3)	(3.1)	−	(7.1)	(96.0)
Total operating expenses before exceptional items	(238.4)	(52.5)	(290.9)	(8.7)	(3.1)	−	(7.1)	(309.8)

Exceptional item
IP indemnity and similar charges	−	−	−	−	−	(41.8)	−	(41.8)

Total operating expenses	(238.4)	(52.5)	(290.9)	(8.7)	(3.1)	(41.8)	(7.1)	(351.6)

Profit from operations	258.6	(54.0)	204.6	(8.7)	(3.1)	(41.8)	(7.1)	143.9

Investment income, net	10.0	−	10.0	−	−	−	−	10.0
Share of results of joint venture	−	−	−	−	−	−	(3.5)	(3.5)

Profit before tax	268.6	(54.0)	214.6	(8.7)	(3.1)	(41.8)	(10.6)	150.4
Tax	(53.0)	(0.2)	(53.2)	2.4	−	9.7	1.7	(39.4)

Profit for the period	215.6	(54.2)	161.4	(6.3)	(3.1)	(32.1)	(8.9)	111.0

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,409.8		1,409.8					1,409.8
Earnings per share – pence	15.30		11.45					7.87

ADSs outstanding (millions)	469.9		469.9					469.9
Earnings per ADS – cents	74.31		55.61					38.25

Notes

The results shown for Q3 2014, Q2 2014, Q3 2013, 9M 2014, and 9M 2013 are unaudited. The results shown for FY 2013 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2013 were approved by the Board of directors on 5 March 2014 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q3 2014 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2013 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2013.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2013 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 12) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the Company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; ARM Sweden AB; ARM Finland Oy; Geomerics Ltd; ARM Technology (Ireland) Ltd; and, ARM Hungary Kft.